SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 02nd July, 2003, for the month of June 2003

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

24.06.2003

09:13:10

TELENOR ASA OBTAINS 100% CONTROL IN COMINCOM-COMBELLGA

Telenor purchases remaining 25% of Comincom-Combellga from minority shareholders.

Telenor has acquired the remaining shares held by the minority shareholders of Comincom-Combellga. Telenor paid US$120 million for a 75 percent stake in Comincom-Combellga in 2000. With the purchase of the 25 percent minority interest, Telenor assumes 100% ownership of the company. Telenor has acquired the shares, held by private individuals and public organisations, for US$30 million.

The Russian telecommunications market is experiencing rapid growth, and that is expected to continue in the foreseeable future. Comincom-Combellga provides voice and broadband services to corporate customers and is the third largest operator in Moscow. The company achieved a growth rate of 32% in 2002, which resulted in revenues of US$85 million for 2002, EBITDA margin of 34% and net profit margin 15%. The trend is strong and the corresponding expected results for 2003 are revenues of around US$100 million and EBITDA margin of approximately 35%.

Telenor’s further investment is based on Telenor’s positive experiences in the Russian market, and the potential that lies in further leveraging the company’s core competencies as a leading operator in the corporate communications market in the advanced Nordic region. Telenor has opted to take full control of Comincom-Combellga to ensure flexibility in maximising the value of its investment.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/ Torstein Moland

Name: Torstein Moland Title: CFO

Date: 2nd July, 2003